Exhibit 99.1

ZK International to Ring the Nasdaq Closing Bell on April 16, 2018

WENZHOU, China, April 4, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), is pleased to announce that Mr. Jiancong Huang, Chairman and CEO, will ring the Nasdaq Closing Bell on Monday, April 16, 2018 to celebrate the Company’s Initial Public Offering (IPO) on September 1, 2017.

Mr. Jiancong Huang, Chairman and CEO of ZK International, stated, “On behalf of the entire ZK International team, we are honored to celebrate our recent IPO and all of the hard work that went into preparing our company to go public by ringing the Nasdaq closing bell. In the months following our IPO, we have been able to achieve several significant milestones including investing in technological advances and innovation for the future growth of our business. We believe the efficient execution of our strategy and quality of our proprietary products will enable us to continue to grow in 2018 and beyond.”

Mr. Huang will ring the closing bell at 4:00 p.m. ET and will be joined by ZK International executives, management and board members. The event will be broadcast live from the Nasdaq MarketSite in New York, starting at 3:45 p.m. ET and viewable online at https://livestream.com/nasdaq/live. Additionally, the Company will be reporting live on Twitter and Facebook from the event.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Managing Director
PH: +1 (212) 896-1242
ZKInternational@KCSA.com